63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 05 November 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

11/16

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Directorate Change*	*29/10/07*	*1*
2.	*Senior Office Holder Change*	*29/10/07*	*2*
3.	*Senior Office Holder Change*	*29/10/07*	*3*
4.	*Senior Office Holder Change*	*29/10/07*	*4*
5.	*Senior Office Holder Change*	*29/10/07*	*5*
6.	*Holding(s) in Company*	*30/10/07*	*6*
7.	*Immediate Report*	*30/10/07*	*7*
8.	*Immediate Report*	*31/10/07*	*8*
9.	*Holding(s) in Company*	*04/11/07*	*9*
10.	*Sch. Senior Office Holders*	*04/11/07*	*10*
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 29 Oct 2007
Our reference: 802/07

Schedule 1

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of a director**

1. Last and First Name: ***Israel Ronen***
   Type of identification: ***I.D. #***
   Identification number: ***055692578***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. Date of birth: ***21 March 1959***

3. Address for service of process: ***4/62 Shaul Hamelech Blvd., Tel Aviv, Israel***

4. The office to which appointed: ***External Director - according to Directive 301 of the Proper Banking Management Provisions of the Bank of Israel***

5. Previous office held in the company prior to the appointment: --------

6. Date for commencing office: ***29 Oct 2007.***

7. Education:
   Ph.D. – Northwestern University, Evanston, U.S.A. – Finance

8. Main occupations during last five years:.
   Staff Member - The Interdisciplinary Center, Herzelia, Israel - 2000 - to date
   Member of the Board of Directors – Bank Mizrahi– 2003 – 2006
   External Director – Elco Holdings – 2004 – to date
   External Director – Elran Investments – 2004 – to date
   External Director – Mivtach Shamir – 2007 – to date

9. Corporations of which presently a director:
   Elco Holdings, Elran Investments, Mivtach Shamir

10. The director ***is not*** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.

11. The director ***is not*** a member of the family of another interested party in the corporation.

12. The director ***does not hold*** shares and convertible securities of the corporation, in a subsidiary or related company thereof.

13. The director ***is not*** a member of the committee or committees of the Board of Directors:

14. Does the company consider the director in having accounting and financial expertise? ***Yes.***

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Advocate Sharona Tamir**
Secretary of the Bank	Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 2

Date: October 29, 2007

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Shy Talmon***
2. Identity number: ***055117261***
3. Position from which retired: ***Head of Corporate Banking***
4. The date on which he will retire from office: ***1 January 2008***
5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.
6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

(-)

Sharona Tamir, Advocate
Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 3

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 09 2007
WASH. D.C.
161

Date: October 29, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Zion Kenan*** 2. Date of appointment: ***January 1, 2008 (the final date will be determined subject to the approval of the Bank of Israel)***

3. Identity number: ***053508594***

4. Date of birth: ***September 3, 1955***

5. Place of residence (as recorded in the Population Registry): ***Arugot HaBosem 6, Kfar-Saba***

6. Position to which appointed: ***Member of the Board of Management, Deputy CEO, Head of Corporate Banking***

7. Education: ***B.A. – Social Sciences – The Open University of Israel***
   M.A. – Labor Studies – Tel Aviv University

8. Business experience during last five years: ***Member of the Board of Management, Deputy CEO, Head of Retail Banking – Bank Hapoalim B.M. – 31 Aug 2003 – until the date of commencing office as set out in paragraph 6.***
   Member of the Board of Management, Head of Human Resources & Logistics – Bank Hapoalim B.M. - 30 Sep 2001 – Aug 2003.

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
   Serves as director in the following companies: Isracard, Poalim Express, Poalim Asset Management (Ireland), Poalim Asset Management (U.K.), PAM Holdings, Bank Pozitif

10. He is not a family member of another interested party in the corporation

Sincerely yours,

(-)

Sharona Tamir, Advocate
Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 4

Date: October 29, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder:***Lilach Asher-Topilsky*** 2. Date of appointment: ***1 Dec 2007***
3. Identity number: ***024934861***
4. Date of birth: ***19 March 1970***
5. Place of residence (as recorded in the Population Registry): ***55 Katselnelson, Kiryat Ono***
6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management***
7. Education: ***B.A. – Economics and Management – Tel Aviv University***
   M.A. – Management – Kellogg School, Northwestern, Chicago, U.S.A.
8. Business experience during last five years: ***SVP, Head of Marketing & Strategic Planning Wing in Retail Banking– Bank Hapoalim B.M. – Sep 2006 – 1 Dec 2007.***
   Head of Central Region Management in Retail Banking – Bank Hapoalim B.M. – Mar 2005 – Sep 2006.
   Head of E-banking Wing in Retail Banking – Bank Hapoalim B.M. – Mar 2001 – Mar 2005
9. Details of other functions that she performs at the corporation, at a subsidiary thereof or interested party therein.
   Serves as director in Isracard
10. She is not a family member of another interested party in the corporation

Sincerely yours,

(-)

Sharona Tamir, Advocate
Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 5

Date: October 29, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Uriel Paz*** 2. Date of appointment: ***January 1, 2008 (the final date will be determined subject to the approval of the Bank of Israel)***

3. Identity number: ***024496952***

4. Date of birth: ***29 July 1969***

5. Place of residence (as recorded in the Population Registry): ***P.O. Box 510, Kfar Hess***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking***

7. Education: ***B.A. – Economics – Tel Aviv University***
   M.A. – Economics – Tel Aviv University

8. Business experience during last five years: ***Head of the Sharon Region Management – Bank Hapoalim B.M. – March 2005 – until the date of commencing office as set out in paragraph 6.***
   Head of Marketing & Strategic Planning Wing in Retail Banking – Bank Hapoalim B.M. – June 2002 – March 2005.

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
   Serves as director in Isracard

10. He is not a family member of another interested party in the corporation

Sincerely yours,

(-)

Sharona Tamir, Advocate
Deputy Secretary of the Bank

G:\WORD\Immediate Reports\29.10.07\Paz\Paz.doc

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 6

161

Transmission date: 30/10/2007
Reference: 2007-01-428920

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *29/10/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,449,626	7.49	7.49	7.40	7.40

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,437,626*
Change in Quantity of Securities: *12,000*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,782,810 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

SECTION Schedule 7

Date: October 30, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Further to the immediate report of Bank Hapoalim B.M. (**"the Bank"**) of 23rd September, 2007, the Bank is pleased to advise that on 29th October, 2007 the Board of Directors of the Bank approved a private issue of Tier I hybrid capital in the sum of NIS 500,000,000 – 1,000,000,000, by issuing subordinated capital notes (Series C) (**"the Capital Notes"**), linked to the consumer price index (**"the Index"**). Subject to the following, principal will be repaid in one single payment in 99 years' time, and the interest thereon will be paid quarterly. Furthermore, at the end of 15 years from the date of issue of the Capital Notes, and subject to compliance with the prescribed dates and the conditions, the Bank may resolve to prepay the principal amount of the Capital Notes, in whole or in part, as the case be, together with the linkage differences and the interest accrued on that part of the principal amount of the Capital Notes which the Bank has resolved to prepay, at its discretion. The Bank may, at its discretion, issue additional capital notes in this series up to a total amount of NIS 2,000,000,000.

The Capital Notes will be issued at par to investors in accordance with the provisions of the Securities (Private Offer of Securities in a Listed Company) Regulations, 5760-2000.

In accordance with the terms fixed in advance and without any discretion on the part of the holders thereof, the Capital Notes will be convertible (principal and/or interest) into Ordinary Shares of NIS 1 nominal value of the Bank.

The Capital Notes are not secured by any charge over the assets of the Bank, nor by any other collateral security.

The Capital Notes have been rated by Maalot the Israeli Securities Rating Company Ltd. with an initial rating of (AA-).

According to the tenders called for from investors as aforesaid, on 20th October, 2007, it was determined that the extent of the issue would be NIS 900,000,000, and that the annual rate of interest to be borne by the Capital Notes, for the first 15 years after the issue thereof, would be 5.75%. After such time, the rate of interest to be borne by the Capital Notes would be updated, once every 5 years, such that the aforesaid rate of interest would be equal to the rate of the average yield to maturity of government bonds linked to the Index having an average life of 4.5 – 5.5 years, and an additional 3.26% (the aforesaid addition including a step-up at the rate of 1%).

The Bank will have the Capital Notes listed in the framework of the computerized trading system for classified investors on the Tel Aviv Stock Exchange Ltd. ("**the Stock Exchange**") and/or the clearing system of Nesher (a Hebrew abbreviation for Securities Unlisted for Trading), at its sole discretion.

The allotment of the Capital Notes is conditional upon obtaining the approval of the Supervisor of Banks and the approval in principle of the Stock Exchange to list for trading on the Stock Exchange the shares arising from the conversion of the Capital Notes.

The Bank will publish an immediate report in accordance with the Securities (Private Offer of Securities in a Listed Company) Regulations, 5760-2000, with respect to the allotment of the aforesaid securities.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen Senior Deputy Managing Director	**Dan Koller** Manager, ALM Division

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 8

Date: October 31, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Balance Sheet (Assets and Liabilities) of the New York Branch of the Bank Insured by the FDIC

This is to advise that the branch of Bank Hapoalim in New York, which is insured by the FDIC has filed its Federal Reserve Bank Call Report for 30th September, 2007 which includes only a balance sheet (assets and liabilities) with the competent authorities in the USA, as usual, on 30th October, 2007.
The aforesaid report will appear on the following web sites at such time as may be determined by the Council of the FRB.

The web site of the FDIC the address of which is:
http://www2.fdic.gov/idasp/main.asp
(Company Number 33686).

The web site of the FFIEC the address of which is:
http://www.ffiec.gov/nicpubweb/nicweb/nichome.aspx
(Company Number 840000).

It should be noted that the regulatory agencies allow amendments to be made to the aforesaid report, where necessary, and certain changes may be made thereto. The aforesaid report, prior to any possible changes, has been filed as required by the rules of reporting applicable in the USA.

This immediate report has been given in the format agreed upon between the Supervision of Banks and the Securities Authority.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ofer Levy Chief Accountant Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

Bank Hapoalim B.M.

Schedule 9

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 04/11/2007
Reference: 2007-01-432514

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *02/11/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,504,026	7.50	7.50	7.40	7.40

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,449,626*
Change in Quantity of Securities: *54,400*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,847,510 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

Schedule 10

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 04/11/07
Reference: 2007-01-432724

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***October 29, 2007***.

Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
Dan Dankner	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*	*Yes*	*No*
Yair Orgler	*I.D. Number*	*001210541*	*Director*	*Yes*	*Yes*
Irit Izakson	*I.D. Number*	*050709286*	*Director*	*Yes*	*Yes*
Mali Baron	*I.D. Number*	*003462181*	*Director*	*Yes*	*No*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*	*Yes*	*Yes*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*	*No*	*No*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*	*Yes*	*Yes*
Nira Dror	*I.D. Number*	*52726551*	*External Director*	*Yes*	*Yes*
Nir Zichlinskey	*I.D. Number*	*022085468*	*Director*	*Yes*	*No*
Ronen Israel	*I.D. Number*	*055692578*	*Director*	*Yes*	*No*
Leslie Littner	*I.D. Number*	*327092722*	*Director*	*Yes*	*No*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*	*Yes*	*No*
Efrat Peled	*I.D. Number*	*027224773*	*Director*	*Yes*	*No*
Moshe Koren	*I.D. Number*	*1228998*	*Director*	*Yes*	*No*
Oded Sarig	*I.D. Number*	*53547451*	*Director*	*Yes*	*No*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*		
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*		
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant*		
Yacov Rozen	*I.D. Number*	*051255842*	*Other: Member of the Board of Management, Senior Deputy Managing Director, Head of*		

			Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank		
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*		
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*		
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*		
Zion Kenan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*		
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*		
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management*		
Alberto Garfunkel	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*		
Mario Szuszan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*		
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Mr. Ido Joseph Dissentshik – External Director

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

END